Filed by Maiden Holdings, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Maiden Holdings, Ltd.

Commission File No. 001-34042

December 30, 2024

Email from Patrick J. Haveron to Maiden Employees

All,

I hope this finds you well and that you have all had an enjoyable holiday season and been able to enjoy family and friends. This morning, I’m writing to report important news: Maiden Holdings and Kestrel Group announced our companies are entering into a definitive agreement to combine and form a new, publicly listed specialty insurance group, which will rebrand as Kestrel Group. The news release, which is attached, details the particulars of the transaction, which the Maiden and Kestrel teams will work together to secure regulatory and shareholder approvals for in the coming months.

As I say in the news release, this transaction is “a transformative milestone” for Maiden. For some time, we have outlined to you our desire to re-orient Maiden toward a more fee-based insurance platform while selectively deploying our underwriting capacity to optimize returns for shareholders and leverage the assets we have. We believe we have found the ideal partners to realize this vision in Terry and Luke Ledbetter and the Kestrel Group team. For many years, the Ledbetters have been industry leaders in the specialty program insurance market, and we believe our combination with Kestrel will result in the new strategic path for Maiden we have sought. Terry and Luke’s vision to create a balance sheet light, fee-revenue focused insurance group will allow Kestrel to accelerate its growth plan by the combination announced today. As you can see from the news release, Luke and Terry will lead the combined group and I look forward to working with them as we build a new future for our company.

On a day-to-day basis, while we are pursuing the approvals required to combine our companies, it will largely be business as usual. While we are in a limited position to discuss at the moment what this transaction precisely means for the future, I’m confident that the combination of Maiden and Kestrel leverages the significant assets we bring to each other. Combined with our recent announcement regarding the sale of our Swedish subsidiaries, we are in a period of significant strategic change and an exciting future is emerging.

As a reminder, with this announcement we are in a quiet period and if you receive any inbound questions about the transaction, please do not respond and instead refer all inquiries to me.

To give you an opportunity to hear directly from me and to put forward questions you may have on today’s news and other recent developments, I will be hosting a Zoom conference call this morning at 9:00 AM US ET. One request I would make is that if you participate, please have your video screens “on”, it will make for a more engaged session.

I look forward to seeing you then. Thanks!

Pat

* * * * *

Certain statements in this document, and any related oral statements, other than purely historical information, including estimates, projections, statements relating to Maiden’s combination with Kestrel Group, LLC, a Delaware limited liability company (“Kestrel”) and their business plans, objectives and expected operating results and the assumptions upon which those statements are based are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include financial estimates and statements as to Maiden, Kestrel, Ranger Bermuda Topco Ltd, a Bermuda exempted company limited by shares (“Bermuda NewCo”), the expected timing, completion and effects of the business combination transaction with Kestrel (the “Transactions”), and the insurance and reinsurance sectors, generally are identified with the words “anticipate”, “believe”, “expect”, “predict”, “allow”, “position,” “optimize”, “transformative”, “estimate”, “intend”, “plan”, “project”, “seek”, “provide”, “deliver”, “realize”, “potential”, “possible”, “accelerate”, capitalize”, “could”, “might”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result”, “enhance certainty” and similar expressions. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this document should not be considered as a representation by Maiden or any other person that Maiden’s objectives or plans or other matters described in any forward-looking statement will be achieved. These statements are based on current plans, estimates, assumptions and expectations. Actual results may differ materially from those projected in such forward-looking statements and therefore, you should not place undue reliance on them.

The forward-looking statements are subject to risks and uncertainties, including: (i) that the parties may be unable to complete the Transactions because, among other reasons, conditions to the closing of the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; (ii) uncertainty as to the timing of completion of the Transactions; (iii) that the occurrence of any event, change or other circumstances could give rise to the termination of the related combination agreement; (iv) risks related to disruption of management’s attention from ongoing business operations due to the Transactions; (v) the effect of the announcement of the Transactions on the parties’ client, business, governmental and employee relationships; (vi) the commencement or outcome of any legal proceedings to the extent initiated against Maiden, Kestrel, the AmTrust equityholder or others prior to or following the announcement of the Transactions; (vii) the failure to realize the benefits of the Transactions when expected or at all; (viii) risks related to the post-closing integration of the business and operations of Maiden, Kestrel and the insurance carriers; (ix) risks related to a downgrading of Maiden’s debt ratings as a result of the announcement or completion of the Transactions; (x) uncertainty related to additional adverse reserve development and/or asset impairment charges as well as the amount and the ability to utilize tax attributes; and (xi) management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Maiden’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents of Maiden on file with, or furnished to, the Securities and Exchange Commission (the “SEC”). Any forward-looking statements made in this document, and any related oral statements, are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Maiden will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Maiden or its business or operations. Except as required by law, the parties undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information Regarding the Transactions and Where to Find It

In connection with the Transactions, Bermuda NewCo will file a registration statement on Form S-4 with the SEC that will include a prospectus with respect to Bermuda NewCo’s securities to be issued in connection with the Transactions and a proxy statement with respect to the Maiden shareholder meeting to approve the Transactions and related matters (the “proxy statement/prospectus”). Maiden and Bermuda NewCo may also file or furnish other documents with the SEC regarding the Transactions. This document is not a substitute for the registration statement, the proxy statement/prospectus or any other document that Maiden or Bermuda NewCo may file or furnish or cause to be filed or furnished with the SEC. INVESTORS IN AND SECURITY HOLDERS OF MAIDEN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR FURNISHED OR WILL BE FILED OR WILL BE FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Maiden or Bermuda NewCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Maiden:

Maiden Holdings, Ltd.

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

Attn: Corporate Secretary

Participants in the Solicitation

Each of Maiden, Bermuda NewCo and their respective directors, executive officers, members of management and employees, and Luke Ledbetter, President and Chief Executive Officer of Kestrel, and Terry Ledbetter, Executive Chairman of Kestrel, may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies from Maiden’s shareholders in connection with the Transactions. Information regarding Maiden’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Maiden’s annual proxy statement filed with the SEC on March 27, 2024, its annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 12, 2024, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. A summary biography for each of Luke Ledbetter and Terry Ledbetter is set forth below:

Luke Ledbetter serves as President and Chief Executive Officer of Kestrel. Mr. Ledbetter previously served as Chief Underwriting Officer and Head of Business Development with State National Companies. During Mr. Ledbetter‘s tenure at State National, gross written premium grew to more than $2.5 billion annually. Mr. Ledbetter holds law degrees from Cambridge University and the University of Texas School of Law in addition to a B.A. from the University of Texas at Austin.

Terry Ledbetter serves as Executive Chairman of Kestrel. Mr. Ledbetter co-founded State National Companies in 1973 and served as Chairman, President and Chief Executive Officer until his retirement at the end of 2019. Mr. Ledbetter pioneered the dedicated fronting business model in the property & casualty industry and guided State National through its initial public offering in 2014 and sale to Markel Corporation in 2017. He received his B.B.A. from Southern Methodist University.

Neither of Luke Ledbetter or Terry Ledbetter own directly any securities of Maiden at this time.

Additional information regarding the identity of all potential participants in the solicitation of proxies to Maiden shareholders in connection with the Transactions and other matters to be voted upon at the Maiden shareholders meeting to approve the Transactions, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

No Offer or Solicitation

This document is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.